Exhibit 12.1

Arch Western Resources, LLC
Ratio of Earnings to Combined Fixed Charges and Preference Dividends
(Dollars in millions, except ratios)

	Nine Months Ended
	September 30,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000		1999
Earnings:
Pretax income (loss)	12,624	20,316	20,996	19,909	31,342	(20,749)		(15,517)
Fixed charges net of capitalized interest	41,110	32,825	46,157	44,256	47,003	49,466		51,926
Amortization of capitalized interest	86	46	75	45	40	56		—

Earnings before taxes and combined fixed charges and preference dividends	53,820	53,187	67,228	64,210	78,385	28,773		36,409

Fixed charges:
Interest expense	39,906	32,408	44,681	43,605	44,638	46,957		49,950
Capitalized interest	—	—	—	(711)	—	—		(1,190)
Dividends on preferred membership interest	72	72	95	95	95	96		95
Portions of rent which represent an interest factor	1,132	345	1,381	1,267	2,270	2,413		3,071

Total combined fixed charges and preference dividends	41,110	32,825	46,157	44,256	47,003	49,466		51,926

Ratio of earnings to combined fixed charges and preference dividends	1.31x	1.62x	1.46x	1.45x	1.67x	(a	)	(a )

(a) The deficiency of earnings to cover fixed charges and preference dividends was $20,693 and $15,517 for the years ended December 31, 2000 and 1999, respectively.